T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

December 17, 2015

VIA EDGAR AND FEDEX OVERNIGHT

Tom Kluck, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	Allegiancy, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 17, 2015
File No. 024-10476

Dear Mr. Kluck:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated November 24, 2015 (the “Comment Letter”) to the Issuer’s Amendment No. 1 to its Offering Statement on Form 1-A filed on October 26, 2015 (the “Amended Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.  This letter is being submitted contemporaneously with the filing of Amendment No. 2 to the Offering Statement (“Amendment No. 2”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 2, and two copies to show changes against Amendment No. 1 to the Offering Statement.  All page references in the responses are to pages of the clean copy of Amendment No. 2.

Richmond Office | 1401 E. Cary St. | Richmond, VA  23219 | Phone:  804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA  23218-2470

www.kv-legal.com

Commission’s Comment 1.  We note your revised disclose that, prior to the closing of this offering, the issuer will convert from Delaware Limited Liability Company to a Delaware Corporation. We also note that on the cover page of the offering statement the disclosure has been revised to identify the issuer as Allegiancy, Inc., a Delaware Corporation. We further note that your disclosure is inconsistent as to whether you are offering units or common stock in this offering.  Please advise us how Allegiancy, Inc. is offering common stock in this offering if such entity is not in existence.

Issuer’s Response:  In response to the Staff’s comment, the Issuer has revised its disclosure throughout the Offering Statement to clarify that Allegiancy, LLC is offering common stock of itself to be issued following its conversion into Allegiancy, Inc., which will occur prior to the closing of the offering.  The Issuer respectfully submits that Allegiancy, LLC’s conversion into Allegiancy, Inc. is pursuant to the provisions of Section 265 of the Delaware Code, and therefore Allegiancy, LLC and the future Allegiancy, Inc. are the same entity.  Section 265(f) of the Delaware Code states, in part, “(f) When an other entity has been converted to a corporation of this State pursuant to this section, the corporation of this State shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity.”

Commission’s Comment 2.  We note that Allegiancy, LLC has outstanding class A units that were previously convertible into class B units or cash.  Your revised disclosure states that, upon the conversion of Allegiancy, LLC into a corporation, each class A unitholder will receive two shares of Series A preferred stock in Allegiancy, Inc. Please advise us of the exemption from registration that you intend to rely upon for this transaction. Also advise us how these new terms are consistent with the rights of the class A units and how such changes to the terms of the securities were made.

Issuer’s Response:

The Issuer does not believe any offer or sale, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Act”), has been made in respect of the conversion of the Class A Units of Allegiancy, LLC into the Series A Preferred Stock of Allegiancy, Inc., and, therefore, no exemption from registration is necessary for the conversion transaction.  The Amended and Restated Operating Agreement of the Issuer dated October 8, 2013 (the “Operating Agreement”), provides that Allegiancy, LLC may be converted into another entity type upon the approval of the Issuer’s Board of Managers and a Majority of the Members.  A Majority of the Members means, with respect to a vote on the conversion, the members of the Issuer holding greater than 50% of the outstanding Units entitled to vote on the matter.  Further, the Operating Agreement permits the Board of Managers and the members to act via written consent, rather than pursuant to a meeting.  The Issuer’s Board of Managers and Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, who collectively control approximately 66.5% of the outstanding Units entitled to vote on conversion, have approved the conversion of Allegiancy, LLC into Allegiancy, Inc., subject to the completion of the Offering.  The holders of the Class A Units have made no investment decision in respect of the Series A Preferred Stock to be received upon conversion of their Class A Units, and no offer or sale has been made to them.

Additionally, if the conversion of the Class A Units into the Series A Preferred Stock in connection with the conversion transaction were deemed to be an offer or sale of the Series A Preferred Stock under the Act, the Issuer believes it would be entitled to rely upon the exemption from registration provided under Section 3(a)(9) of the Act.  Upon conversion of Allegiancy, LLC into Allegiancy, Inc., which is deemed to be the same entity pursuant to Section 265(f) of the Delaware Code, all of the outstanding Units of Allegiancy, LLC will be exchanged for capital stock in Allegiancy, Inc.  There will be no commission or other remuneration of any kind paid in connection with soliciting the exchange effected through the conversion.

The Issuer’s Board of Managers has designed the Series A Preferred Stock, and the amounts thereof, into which the Class A Units will be converted to preserve the economic rights of the Class A Units while enhancing their voting rights.  The principal economic rights of the Class A Units are: (i) to receive a preferred return of 6% of the face value of their Class A Units ($10.00 per Unit), or $0.60 per Class A Unit; (ii) the right of holders of the Class A Units to request redemption of such Units for cash beginning on the third anniversary of the closing of the Issuer’s initial Regulation A Offering; (iii) the right of the Issuer to convert the Class A Units remaining outstanding after the fifth anniversary of the initial closing of the original Regulation A offering into Class B Units; and (iv) the right of the each holder of Class A Units to acquire a Class B Unit for each Class A Unit held, solely within 10 days of the redemption or conversion of such Class A Unit.

The Issuer’s Plan of Conversion, and Certificate of Incorporation, on an as-converted basis, preserve exactly the above economic rights, except in respect of the Issuer’s determination to convert each Unit into two shares of its capital stock.  As a result, the following adjustments have been made to account for the Class A Unit holders receiving two shares of Series A Preferred Stock for each Class A Unit:

(i)
the preferred dividend of the Series A Preferred Stock is $0.30 per share rather than $0.60 per Class A Unit, such that when the Class A Units are converted on the two-for-one basis, the Series A Preferred Stock holders will have the right to receive identical aggregate preferred dividends as prior to conversion;

(ii)
each redemption price for the Series A Preferred Stock is half of the corresponding former redemption price for the Class A Units, resulting in each holder having the right to cause the Issuer to redeem their Series A Preferred Stock for the same amount of cash as they would have received had the conversion not occurred;

(iii)
the Class A Unit holders have the right to receive $20.00 of Class B Units upon the exercise of the Issuer’s conversion right, but upon the conversion to a corporation, the Series A Preferred Stock holders will have the right to receive $10.00 of the as-converted corporation’s common stock (which has identical economic rights to the Class B Units); and

(iv)
the purchase price of Class B Units under the purchase right prior to the corporate conversion is $7.50 per Class B Unit, and following the conversion, in order to reflect the two-for-one conversion, the purchase price will be $3.75 per share of common stock.

Additionally, the voting rights of the Class A Unit holders upon conversion to Series A Preferred Stock of the Class A Unit holders will remain equal to the voting rights of the Class B Unit holders upon their conversion to common stock; provided, however, that the Certificate of Incorporation of the Issuer, as converted, also preserves the special voting right of the Class A Units to approve the creation, authorization or designation of a class of capital stock of the Issuer with rights senior to those of the Class A Units (as converted in Series A Preferred Stock).

Commission’s Comment 3.  We note your disclosure here and elsewhere that you intend to “apply to list [your] common stock on the OTC QX.” Please revise your disclosure as appropriate to clarify that you intend to apply for quotation.

Issuer’s Response: In response to the Staff’s comment, we have revised the disclosure throughout the Offering Statement to provide that the Issuer has applied for quotation on the OTCQX marketplace.

Commission’s Comment 4.  We note your response to comment 5 of our letter.  Please provide more detailed disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940. Please refer to Part I, Item 2 of Form 1-A.

Issuer’s Response:  In response to the Staff’s comment, please see the Issuer’s additional disclosure on pages 22 and 27 of Amendment No. 2.  We note your reference to the representations required in Part I, Item 2 of Form 1-A.  As stated in the disclosure, the Issuer does not believe its acquisition strategy will cause it to become an investment company under the Investment Company Act of 1940, and, therefore, the Issuer believes it can make the representations required by Part I, Item 2 of Form 1-A and that it can rely on the exemption from registration provided by Regulation A.

Commission’s Comment 5.  We note from your response to previous comment 9 that you have determined that you have control over certain business and operating decisions and “therefore [have] control over the day to day operations of the combined entity.”  Please explain the apparent inconsistency between this conclusion and the disclosure that you “do not currently control Allegiancy Houston” and you “do not control the day-to-day management of Allegiancy Houston,” on pages four and eight, respectively.

Issuer’s Response:  In response to the Staff’s comment the Issuer has revised its disclosure on pages 1, 8 and 24 of Amendment No. 2 to clarify its relationship with Allegiancy Houston.  As stated therein, and in the response to prior comment 9, the Issuer does not currently have the right to appoint a majority of the board of managers of Allegiancy Houston; however, as a result of (i) its significant consent rights over decisions made by the board; (ii) its 70% economic interest in Allegiancy Houston; and (iii) its right to convert its promissory note into an additional 30% voting interest, and thereby give itself the right to appoint a majority of the board, the Issuer has control over Allegiancy Houston.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  Please also be advised that despite the Issuer’s response to the Staff’s prior comment No. 10, the Issuer has elected to use a Purchaser Questionnaire and Subscription Agreement in this Offering and has filed the form of such document as Exhibit 4 to Amendment No. 2. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James

T. Rhys James

cc:           Stevens M. Sadler (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Todd H. Eveson, Esq. (via electronic mail)

Enclosures